Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


05008996

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 7 June 2005

ORK – Trade subject to notification

On 6 Juni 2005, in connection with its option programme, 6,000 options were exercised in Orkla shares at a strike price of NOK 127.

A total of 1,696,143 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,270,079 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,254,008 of its own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 6 June 2005

ORK – Trade subject to notification

On 3 Juni 2005, in connection with its option programme, 3,334 options were exercised in Orkla shares at a strike price of NOK 130.

A total of 1,702,143 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,276,079 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,260,008 of its own shares.